Exhibit 99.1

Baidu Announces First Quarter 2024 Results

BEIJING, China, May 16, 2024 – Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the first quarter ended March 31, 2024.

“Baidu Core’s online marketing revenue remained stable, while the end-to-end optimization of our AI technology stack continued to propel the growth of our AI Cloud revenue during the quarter,” said Robin Li, Co-founder and CEO of Baidu. “As a new era of Gen-AI unfolds in China, foundation models like ERNIE will serve as the underlying infrastructure, infusing various facets of people’s lives. We are making our ERNIE family of models increasingly affordable and efficient. This should provide Baidu with even greater opportunities ahead.”

“In the first quarter of 2024, Baidu Core’s non-GAAP operating margin expanded both year-over-year and quarter-over-quarter to 23.5%. We have established a track record of consistently improving operational efficiency. In the coming quarters, we will execute on what is needed to optimize our operational efficiency in support of our AI enabled businesses and high-quality growth, and maintain a healthy non-GAAP operating margin,” said Rong Luo, CFO of Baidu.

First Quarter 2024 Financial Highlights1

	Baidu, Inc.
(In millions except per	Q1	Q4	Q1
ADS, unaudited)	2023	2023	2024		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	31,144	34,951	31,513	4,365	1%	(10%)
Operating income	4,980	5,392	5,484	760	10%	2%
Operating income (non-GAAP) [2]	6,428	7,075	6,673	924	4%	(6%)
Net income to Baidu	5,825	2,599	5,448	755	(6%)	110%
Net income to Baidu (non-GAAP) [2]	5,727	7,755	7,011	971	22%	(10%)
Diluted earnings per ADS	15.92	6.77	14.91	2.07	(6%)	120%
Diluted earnings per ADS (non-GAAP) [2]	16.10	21.86	19.91	2.76	24%	(9%)
Adjusted EBITDA [2]	8,145	9,057	8,244	1,142	1%	(9%)
Adjusted EBITDA margin	26%	26%	26%	26%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB 7.2203 as of March 29, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

	Baidu Core
	Q1	Q4	Q1
(In millions, unaudited)	2023	2023	2024		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	22,998	27,488	23,803	3,297	4%	(13%)
Operating income	4,091	4,668	4,538	629	11%	(3%)
Operating income (non-GAAP) [2]	5,363	6,197	5,586	774	4%	(10%)
Net income to Baidu Core	5,513	2,440	5,150	713	(7%)	111%
Net income to Baidu Core (non-GAAP) [2]	5,268	7,500	6,628	918	26%	(12%)
Adjusted EBITDA[2]	7,003	8,118	7,118	986	2%	(12%)
Adjusted EBITDA margin	30%	30%	30%	30%

Operational Highlights

Corporate

•	Baidu returned US$229 million to shareholders since the beginning of Q1 2024, bringing the cumulative repurchase to US$898 million under the 2023 share repurchase program.

•	Baidu released its annual ESG Report on May 13, 2024, which details Baidu’s latest ESG policies and sustainability initiatives. (http://esg.baidu.com/Uploads/Baidu_2023_ESG_Report.pdf).

AI Cloud

•	PaddlePaddle developer community grew to 13 million in mid-April, 2024.

•	Baidu expanded the ERNIE family of models, by launching several lightweight large language models in Q1 2024, making ERNIE increasingly affordable.

•

Baidu launched and improved the tools on its MaaS platform for enterprise customers in Q1 2024. These tools aim to facilitate the development of AI-native applications, AI agents, and the creation of customized models on Baidu’s MaaS platform.

Intelligent Driving

•

Apollo Go, Baidu’s autonomous ride-hailing service, provided about 826K rides in the first quarter of 2024, up 25% year over year. As of April 19, 2024, the cumulative rides provided to the public by Apollo Go surpassed 6 million.

Mobile Ecosystem

•	In March 2024, Baidu App’s MAUs reached 676 million, up 3% year over year.

•	Managed Page accounted for 50% of Baidu Core’s online marketing revenue in the first quarter of 2024.

First Quarter 2024 Financial Results

Total revenues were RMB31.5 billion ($4.37 billion), increasing 1% year over year.

•

Revenue from Baidu Core was RMB23.8 billion ($3.30 billion), increasing 4% year over year; online marketing revenue was RMB17.0 billion ($2.36 billion), up 3% year over year, and non-online marketing revenue was RMB6.8 billion ($935 million), up 6% year over year, mainly driven by AI Cloud business.

•	Revenue from iQIYI was RMB7.9 billion ($1.10 billion), decreasing 5% year over year.

Cost of revenues was RMB15.3 billion ($2.12 billion), increasing 1% year over year, primarily due to an increase in traffic acquisition costs and costs related to AI Cloud business, partially offset by the decrease in content costs.

Selling, general and administrative expenses were RMB5.4 billion ($745 million), accounting for 17% of total revenues in the quarter, compared to 18% in the same period last year.

Research and development expenses were RMB5.4 billion ($742 million), decreasing 1% year over year, primarily due to a decrease in personnel related expenses and other R&D expenditures, partially offset by the increase in server depreciation expenses and server custody fees which support Gen-AI research and development inputs.

Operating income was RMB5.5 billion ($760 million). Baidu Core operating income was RMB4.5 billion ($629 million), and Baidu Core operating margin was 19%. Non-GAAP operating income was RMB6.7 billion ($924 million). Non-GAAP Baidu Core operating income was RMB5.6 billion ($774 million), and non-GAAP Baidu Core operating margin was 23%.

Total other income, net was RMB1.2 billion ($173 million), decreasing 52% year over year, primarily due to a decrease in fair value gain from long-term investments, partially offset by the increase in net foreign exchange gain.

Income tax expense was RMB883 million ($122 million), compared to RMB1.2 billion in the same period last year.

Net income attributable to Baidu was RMB5.4 billion ($755 million), and diluted earnings per ADS was RMB14.91 ($2.07). Net income attributable to Baidu Core was RMB5.2 billion ($713 million), and net margin for Baidu Core was 22%. Non-GAAP net income attributable to Baidu was RMB7.0 billion ($971 million). Non-GAAP diluted earnings per ADS was RMB19.91 ($2.76). Non-GAAP net income attributable to Baidu Core was RMB6.6 billion ($918 million), and non-GAAP net margin for Baidu Core was 28%.

Adjusted EBITDA was RMB8.2 billion ($1.14 billion) and adjusted EBITDA margin was 26%. Adjusted EBITDA for Baidu Core was RMB7.1 billion ($986 million) and adjusted EBITDA margin for Baidu Core was 30%.

As of March 31, 2024, cash, cash equivalents, restricted cash and short-term investments were RMB191.8 billion ($26.56 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB185.8 billion ($25.73 billion). Free cash flow was RMB4.2 billion ($579 million), and free cash flow excluding iQIYI was RMB3.3 billion ($452 million).

Conference Call Information

Baidu’s management will hold an earnings conference call at 8.00 AM on May 16, 2024, U.S. Eastern Time (8.00 PM on May 16, 2024, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q1 2024 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10038153-8wbttd.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, and amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, and fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.”

First Quarter 2024 Financial Highlights 1

	Baidu, Inc.
(In millions except per ADS, unaudited)	Q1	Q4	Q1
	2023	2023	2024		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	31,144	34,951	31,513	4,365	1%	(10%)
Operating income	4,980	5,392	5,484	760	10%	2%
Operating income (non-GAAP) [2]	6,428	7,075	6,673	924	4%	(6%)
Net income to Baidu	5,825	2,599	5,448	755	(6%)	110%
Net income to Baidu (non-GAAP) [2]	5,727	7,755	7,011	971	22%	(10%)
Diluted earnings per ADS	15.92	6.77	14.91	2.07	(6%)	120%
Diluted earnings per ADS (non-GAAP) [2]	16.10	21.86	19.91	2.76	24%	(9%)
Adjusted EBITDA [2]	8,145	9,057	8,244	1,142	1%	(9%)
Adjusted EBITDA margin	26%	26%	26%	26%

	Baidu Core
(In millions, unaudited)	Q1	Q4	Q1
	2023	2023	2024		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	22,998	27,488	23,803	3,297	4%	(13%)
Operating income	4,091	4,668	4,538	629	11%	(3%)
Operating income (non-GAAP) [2]	5,363	6,197	5,586	774	4%	(10%)
Net income to Baidu Core	5,513	2,440	5,150	713	(7%)	111%
Net income to Baidu Core (non-GAAP) [2]	5,268	7,500	6,628	918	26%	(12%)
Adjusted EBITDA [2]	7,003	8,118	7,118	986	2%	(12%)
Adjusted EBITDA margin	30%	30%	30%	30%

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.2203 as of March 29, 2024, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$(2)
Revenues:
Online marketing services	17,972	20,804	18,490	2,561
Others	13,172	14,147	13,023	1,804

Total revenues	31,144	34,951	31,513	4,365

Costs and expenses:
Cost of revenues(1)	15,152	17,418	15,291	2,118
Selling, general and administrative(1)	5,589	5,854	5,375	745
Research and development(1)	5,423	6,287	5,363	742

Total costs and expenses	26,164	29,559	26,029	3,605

Operating income	4,980	5,392	5,484	760
Other income (loss):
Interest income	1,915	2,064	2,091	290
Interest expense	(804)	(774)	(766)	(106)
Foreign exchange (loss) gain, net	(106)	(449)	401	56
Share of losses from equity method investments	(48)	(2,970)	(205)	(28)
Others, net	1,638	(398)	(275)	(39)

Total other income (loss), net	2,595	(2,527)	1,246	173

Income before income taxes	7,575	2,865	6,730	933
Income tax expense (benefit)	1,193	(96)	883	122

Net income	6,382	2,961	5,847	811
Net income attributable to noncontrolling interests	557	362	399	56

Net income attributable to Baidu	5,825	2,599	5,448	755

Earnings per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	16.17	6.85	14.97	2.07
-Diluted	15.92	6.77	14.91	2.07
Earnings per share for Class A and Class B ordinary shares:
-Basic	2.02	0.86	1.87	0.26
-Diluted	1.99	0.85	1.86	0.26
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,798	2,812	2,804	2,804
-Diluted	2,837	2,830	2,816	2,816
(1) Includes share-based compensation expenses as follows:
Cost of revenues	98	159	108	15
Selling, general and administrative	463	411	417	58
Research and development	828	1,068	618	86

Total share-based compensation expenses	1,389	1,638	1,143	159

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the exchange rate in effect as of March 29, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	25,231	30,418	4,213
Restricted cash	11,503	11,591	1,605
Short-term investments, net	168,670	149,781	20,744
Accounts receivable, net	10,848	10,935	1,514
Amounts due from related parties	1,424	1,173	162
Other current assets, net	12,579	13,580	1,882

Total current assets	230,255	217,478	30,120

Non-current assets:
Fixed assets, net	27,960	28,157	3,900
Licensed copyrights, net	6,967	6,920	958
Produced content, net	13,377	13,613	1,885
Intangible assets, net	881	873	121
Goodwill	22,586	22,586	3,128
Long-term investments, net	47,957	46,947	6,502
Long-term time deposits and held-to-maturity investments	24,666	45,407	6,289
Amounts due from related parties	195	289	40
Deferred tax assets, net	2,100	2,256	312
Operating lease right-of-use assets	10,851	10,692	1,481
Other non-current assets	18,964	19,479	2,699

Total non-current assets	176,504	197,219	27,315

Total assets	406,759	414,697	57,435

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	10,257	13,716	1,900
Accounts payable and accrued liabilities	37,717	36,739	5,089
Customer deposits and deferred revenue	14,627	13,641	1,889
Deferred income	306	232	32
Long-term loans, current portion	2	23	3
Convertible senior notes, current portion	2,802	2,855	395
Notes payable, current portion	6,029	6,136	850
Amounts due to related parties	1,603	1,475	204
Operating lease liabilities	3,108	3,114	431

Total current liabilities	76,451	77,931	10,793

Non-current liabilities:
Deferred income	200	198	27
Deferred revenue	481	509	70
Amounts due to related parties	77	72	10
Long-term loans	14,223	14,705	2,037
Notes payable	34,990	35,605	4,931
Convertible senior notes	8,144	8,357	1,157
Deferred tax liabilities	2,725	2,818	390
Operating lease liabilities	5,040	4,886	677
Other non-current liabilities	1,820	1,853	258

Total non-current liabilities	67,700	69,003	9,557

Total liabilities	144,151	146,934	20,350

Redeemable noncontrolling interests	9,465	9,906	1,372
Equity
Total Baidu shareholders’ equity	243,626	248,007	34,349
Noncontrolling interests	9,517	9,850	1,364

Total equity	253,143	257,857	35,713

Total liabilities, redeemable noncontrolling interests, and equity	406,759	414,697	57,435

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended				Three months ended				Three months ended				Three months ended
	March 31, 2023 (RMB)				December 31, 2023 (RMB)				March 31, 2024 (RMB)				March 31, 2024 (US$)
	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)	Baidu, Inc.
Total revenues	22,998	8,349	(203)	31,144	27,488	7,707	(244)	34,951	23,803	7,927	(217)	31,513	3,297	1,098	(30)	4,365
YOY									4%	(5%)		1%
QOQ									(13%)	3%		(10%)
Costs and expenses:
Cost of revenues (1)	9,379	5,956	(183)	15,152	12,050	5,533	(165)	17,418	9,839	5,631	(179)	15,291	1,363	780	(25)	2,118
Selling, general and administrative (1)	4,533	1,106	(50)	5,589	4,936	948	(30)	5,854	4,492	922	(39)	5,375	622	128	(5)	745
Research and development (1)	4,995	428	—	5,423	5,834	453	—	6,287	4,934	429	—	5,363	683	59	—	742

Total costs and expenses	18,907	7,490	(233)	26,164	22,820	6,934	(195)	29,559	19,265	6,982	(218)	26,029	2,668	967	(30)	3,605

YOY
Cost of revenues									5%	(5%)		1%
Selling, general and administrative									(1%)	(17%)		(4%)
Research and development									(1%)	0%		(1%)
Costs and expenses									2%	(7%)		(1%)
Operating income (loss)	4,091	859	30	4,980	4,668	773	(49)	5,392	4,538	945	1	5,484	629	131	—	760
YOY									11%	10%		10%
QOQ									(3%)	22%		2%
Operating margin	18%	10%		16%	17%	10%		15%	19%	12%		17%
Add: total other income (loss), net	2,803	(208)	—	2,595	(2,267)	(260)	—	(2,527)	1,508	(262)	—	1,246	209	(36)	—	173
Less: income tax expense (benefit)	1,168	25	—	1,193	(134)	38	—	(96)	866	17	—	883	120	2	—	122
Less: net income attributable to NCI	213	8	336 (3)	557	95	9	258 (3)	362	30	11	358 (3)	399	5	2	49 (3)	56

Net income (loss) attributable to Baidu	5,513	618	(306)	5,825	2,440	466	(307)	2,599	5,150	655	(357)	5,448	713	91	(49)	755

YOY									(7%)	6%		(6%)
QOQ									111%	41%		110%
Net margin	24%	7%		19%	9%	6%		7%	22%	8%		17%
Non-GAAP financial measures:
Operating income (non-GAAP)	5,363	1,035		6,428	6,197	927		7,075	5,586	1,086		6,673	774	150		924
YOY									4%	5%		4%
QOQ									(10%)	17%		(6%)
Operating margin (non-GAAP)	23%	12%		21%	23%	12%		20%	23%	14%		21%
Net income attributable to Baidu (non-GAAP)	5,268	940		5,727	7,500	681		7,755	6,628	844		7,011	918	117		971
YOY									26%	(10%)		22%
QOQ									(12%)	24%		(10%)
Net margin (non-GAAP)	23%	11%		18%	27%	9%		22%	28%	11%		22%
Adjusted EBITDA	7,003	1,112		8,145	8,118	988		9,057	7,118	1,125		8,244	986	156		1,142
YOY									2%	1%		1%
QOQ									(12%)	14%		(9%)
Adjusted EBITDA margin	30%	13%		26%	30%	13%		26%	30%	14%		26%
(1) Includes share-based compensation as follows:
Cost of revenues	65	33		98	125	34		159	76	32		108	11	4		15
Selling, general and administrative	377	86		463	340	71		411	353	64		417	49	9		58
Research and development	778	50		828	1,020	48		1,068	575	43		618	80	6		86

Total share-based compensation	1,220	169		1,389	1,485	153		1,638	1,004	139		1,143	140	19		159

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net income attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended March 31, 2023 (RMB)			Three months ended December 31, 2023 (RMB)			Three months ended March 31, 2024 (RMB)			Three months ended March 31, 2024 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by operating activities	4,838	1,002	5,840	9,985	633	10,618	5,284	936	6,220	731	130	861
Net cash (used in) provided by investing activities	(32,816)	167	(32,649)	(11,805)	(1,431)	(13,236)	(2,893)	(223)	(3,116)	(401)	(31)	(432)
Net cash provided by (used in) financing activities	1,055	(3,357)	(2,302)	(7,586)	(22)	(7,608)	2,126	261	2,387	295	36	331
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(96)	(9)	(105)	(364)	(31)	(395)	154	15	169	21	2	23

Net (decrease) increase in cash, cash equivalents and restricted cash	(27,019)	(2,197)	(29,216)	(9,770)	(851)	(10,621)	4,671	989	5,660	646	137	783
Cash, cash equivalents and restricted cash
At beginning of period	57,374	7,862	65,236	42,063	6,132	48,195	32,293	5,281	37,574	4,473	731	5,204
At end of period	30,355	5,665	36,020	32,293	5,281	37,574	36,964	6,270	43,234	5,119	868	5,987
Net cash provided by operating activities	4,838	1,002	5,840	9,985	633	10,618	5,284	936	6,220	731	130	861
Less: Capital expenditures	(1,295)	—	(1,295)	(3,641)	(19)	(3,660)	(2,016)	(22)	(2,038)	(279)	(3)	(282)

Free cash flow	3,543	1,002	4,545	6,344	614	6,958	3,268	914	4,182	452	127	579

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended March 31, 2023 (RMB)			Three months ended December 31, 2023 (RMB)			Three months ended March 31, 2024 (RMB)			Three months ended March 31, 2024 (US$)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income	4,091	859	4,980	4,668	773	5,392	4,538	945	5,484	629	131	760
Add: Share-based compensation expenses	1,220	169	1,389	1,485	153	1,638	1,004	139	1,143	140	19	159
Add: Amortization and impairment of intangible assets(1)	52	7	59	44	1	45	44	2	46	5	—	5

Operating income (non-GAAP)	5,363	1,035	6,428	6,197	927	7,075	5,586	1,086	6,673	774	150	924
Add: Depreciation of fixed assets	1,640	77	1,717	1,921	61	1,982	1,532	39	1,571	212	6	218

Adjusted EBITDA	7,003	1,112	8,145	8,118	988	9,057	7,118	1,125	8,244	986	156	1,142
Net income attributable to Baidu	5,513	618	5,825	2,440	466	2,599	5,150	655	5,448	713	91	755
Add: Share-based compensation expenses	1,220	169	1,297	1,484	153	1,553	1,003	139	1,066	139	19	147
Add: Amortization and impairment of intangible assets(1)	49	7	53	42	1	42	42	2	43	6	—	6
Add: Disposal (gain)	(217)	—	(217)	(37)	(1)	(38)	(458)	—	(458)	(63)	—	(63)
Add: Impairment of long-term investments	31	119	85	132	62	160	36	71	68	5	10	9
Add: Fair value (gain) loss of long-term investments	(1,312)	10	(1,307)	403	—	403	725	(23)	714	100	(3)	99
Add: Reconciling items on equity method investments(2)	(122)	18	(114)	3,172	—	3,172	280	—	280	39	—	39
Add: Tax effects on non-GAAP adjustments(3)	106	(1)	105	(136)	—	(136)	(150)	—	(150)	(21)	—	(21)

Net income attributable to Baidu (non-GAAP)	5,268	940	5,727	7,500	681	7,755	6,628	844	7,011	918	117	971
Diluted earnings per ADS			15.92			6.77			14.91			2.07
Add: Accretion of the redeemable noncontrolling interests			0.46			0.53			0.55			0.08
Add: Non-GAAP adjustments to earnings per ADS			(0.28)			14.56			4.45			0.61

Diluted earnings per ADS (non-GAAP)			16.10			21.86			19.91			2.76

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.